ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77E

Premium Dividend Fund

July 2010, John Hancock Premium Dividend Fund received a demand letter from a law firm on behalf of a purported holder of common shares of the fund relating to the redemption of the Dutch Auction Rate Transferable Securities (DARTS). In August 2010, shareholder derivative complaints were filed in the Superior Court of The Commonwealth of Massachusetts, Suffolk County, by the same law firm on behalf of the purported shareholder against John Hancock Advisers, LLC, the Fund’s adviser, the adviser’s parent company, Manulife Financial Corporation, and certain individuals with respect to two other John Hancock advised funds.

A Joint Motion To Dismiss With Prejudice was filed on February 28, 2011 in the Business Litigation Session of the Superior Court of The Commonwealth of Massachusetts, Suffolk County. On March 1, 2011, the Court granted the Motion to Dismiss with Prejudice.

For the year ended October 31, 2011, the results of operations include non-recurring legal fees and expenses of approximately $119,000 related to this matter, which are included in Professional fees on the Statement of operations. The Fund received reimbursement from its insurance provider of $678,635, which is included in expense reductions on the Statement of operations. This insurance recovery relates to current year expenses as well as $730,000 of non-recurring legal fees and expenses incurred during the year ended October 31, 2010. In addition, for the year ended October 31, 2011, the Fund incurred additional Trustees’ fees of approximately $73,000 related to the matter.